
Schedule A

Additional Information


Reporting Person: Askeladden Capital Management LLC

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 1452 Hughes Road, Suite 200 #582, Grapevine, Texas 76051. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.


Askeladden Capital Management LLC


Name	Title	Principal Occupation	Citizenship
Samir Patel	Principal/Managing Member	Principal of Askeladden Capital Management LLC	United States

Beneficial Ownership of Each Director, Executive Officer and Control Person of the Reporting Persons

The aggregate number and percentage of the class of securities of the Issuer beneficially owned by each director and executive officer of, and each person controlling, the Reporting Persons is set forth below.

Name	Aggregate Number	Percentage of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Samir Patel	716,233*	9.4%	0	716,233*	0	716,233*
Askeladden Capital Management, LLC	716,233*	9.4%	0	716,233*	0	716,233*


*Includes 47 shares of Common Stock of the Issuer held by Samir Patel individually.


Transactions in the Common Stock by the Reporting Persons in the past 60 days:

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 1452 Hughes Road, Suite 200 #582, Grapevine, Texas 76051. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.


Askeladden Capital Management LLC


Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
7/1/2025	3,520	$ 11.29
7/7/2025	1,658	$ 11.86
7/15/2025	460	$ 11.38
7/24/2025	4,805	$ 11.27
7/25/2025	200	$ 11.28

7/28/2025	400	$ 11.30
7/29/2025	700	$ 11.30
7/30/2025	674	$ 11.30
8/11/2025	(422)	$ 11.21